HF2 Financial Management Inc.

to Acquire Majority Equity Interest in



Investor Presentation
September 17, 2014

The following slide show was furnished to the Securities and Exchange Commission ("SEC") as part of a Current Report on Form 8-K filed by HF2 Financial Management Inc. ("HF2") with the SEC on September 17, 2014.

HF2 will be holding presentations for certain of its stockholders, as well as other persons who might be interested in purchasing HF2 securities, regarding its acquisition of a majority of the membership interests in ZAIS Group Parent, LLC ("ZGP"), the parent and sole member of ZAIS Group, LLC ("ZAIS", and together with ZGP, the "Company") pursuant to an Investment Agreement with ZGP as described in the Form 8-K (and exhibits thereto) filed by HF2 on September 17, 2014. This presentation and Form 8-K are being distributed from time to time to attendees of this presentation.

HF2 and its directors and officers and EarlyBirdCapital, Inc. ("EBC") and Sandler O'Neill & Partners, L.P. ("SOP"), the underwriters of HF2's initial public offering, may be deemed participants in the solicitation of proxies to HF2's stockholders with respect to the proposed transaction. A list of the names of HF2's directors and officers and a description of their interests in HF2 is contained in HF2's Annual Report on Form 10-K, which was filed with the SEC on March 31, 2014, and will also be contained in the definitive proxy statement for the proposed transaction when available. EBC's and SOP's interests in HF2 is contained in HF2's Annual Report on Form 10-K, which was filed with the SEC on March 31, 2014, and the Merger and Acquisition Agreement by and among HF2, EBC and SOP, which is an exhibit to such report, and will also be contained in the definitive proxy statement for the proposed transaction when available. Information about the Company and its officers and directors will also be included in the definitive proxy statement for the proposed transaction.

HF2 intends to file with the SEC a proxy statement on Schedule 14A in connection with the stockholder vote on the proposed transaction. STOCKHOLDERS OF HF2 AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, HF2'S DEFINITIVE PROXY STATEMENT IN CONNECTION WITH THE SOLICITATION OF PROXIES FOR THE SPECIAL MEETING BECAUSE THIS PROXY STATEMENT WILL CONTAIN IMPORTANT INFORMATION. The definitive proxy statement will be mailed to stockholders as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain a copy of the definitive proxy statement once available, and other relevant documents, without charge, at the SEC's Internet site http://www.sec.gov or by contacting HF2's secretary at HF2 Financial Management Inc., 999 18th Street, Suite 3000, Denver, Colorado 80202. As a result of the review by the SEC of the proxy statement, HF2 may be required to make changes to its description of the Company or other financial or statistical information contained in the proxy statement.

None of the information in this investor presentation constitutes either an offer or solicitation to buy or sell any of ZAIS's products or services, nor is any such information a recommendation for any of ZAIS's products or services.

This investor presentation, and other statements that HF2 may make, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act, including, for example, statements about (1) the ability to complete and the benefits of the transaction with the Company; and (2) HF2's and the Company's future financial or business performance, strategies, growth initiatives and expectations. Forward-looking statements are typically identified by words or phrases such as "trend," "potential," "opportunity," "pipeline," "believe," "comfortable," "expect," "anticipate," "current," "intention," "estimate," "position," "assume," "outlook," "continue," "remain," "maintain," "sustain," "seek," "achieve," and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" and similar expressions.

HF2 cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and HF2 assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

In addition to factors previously disclosed in HF2's filings with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (1) the inability of HF2 to consummate the transaction with the Company and realize the benefits of such transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, and retain its management and key employees; (2) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement between HF2 and the Company for the business combination; (3) the outcome of any legal proceedings that may be instituted against HF2, the Company or others following announcement of the proposed transaction; (4) the inability to meet Nasdaq's listing standards following the proposed transaction; (5) the risk that the proposed transaction disrupts current plans and operations of the Company as a result of the announcement and consummation of the transactions described herein; (6) costs related to the proposed transaction; (7) changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in changes in demand for products or services or in the value of assets under management; (8) the relative and absolute investment performance of advised or sponsored investment products; (9) the impact of capital improvement projects; (10) the impact of future acquisitions or divestitures; (11) the unfavorable resolution of legal proceedings; (12) the extent and timing of any share repurchases; (13) the impact, extent and timing of technological changes and the adequacy of intellectual property protection; (14) the impact of legislative and regulatory actions and reforms and regulatory, supervisory or enforcement actions of government agencies relating to HF2; (15) terrorist activities and international hostilities, which may adversely affect the general economy, financial and capital markets, specific industries, and HF2; (16) the ability to attract and retain highly talented professionals; and (17) the impact of changes to tax legislation and, generally, the tax position of HF2.

HF2's filings with the SEC, accessible on the SEC's website at http://www.sec.gov, discuss, and HF2's definitive proxy statement in connection with the stockholder vote on the proposed transaction will discuss, these factors in more detail and identify additional factors that can affect forward-looking statements.

HF2 FINANCIAL MANAGEMENT INC.



HF2 is a special purpose acquisition company with a focus on companies operating in the financial services industry

ZAIS is an investment management firm with approximately $5.0 billion[1] of AUM focused on specialized credit investments

- ~$175 million available for business combination
- Listed on NASDAQ ("HTWO")
- No warrants or other dilutive securities
- Launched by principals of Berkshire Capital Securities LLC, a leading M&A advisory boutique focused exclusively on the financial services industry

- Outstanding team with strong institutional reputation
- Distinguished investment track record across multiple market cycles since 1997
- Robust and scalable platform
- Specifically identified growth initiatives
- Experience managing public REIT

(1)   As of June 30, 2014. AUM primarily is comprised of (i) cash plus aggregate principal balance of investments with respect to certain legacy non-mark-to-market structured vehicles; (ii) cash plus market value of investments with respect to certain legacy structured vehicles; (iii) total assets for mark-to-market funds and separately managed accounts; and (iv) uncalled capital commitments, if any, for funds that are not in liquidation. AUM also includes assets in the warehouse phase for new structured credit vehicles and does not treat leverage and other items as a reduction of AUM.

Attractive Investment Opportunity

Compelling Valuation Today

- Attractive initial valuation [1]
- Anticipate quarterly dividends to be paid from net income beginning after closing

Long Term Alignment

- Significant retained equity by current owners; no liquidity at closing
- 100% of HF2's capital retained to fuel growth initiatives
- Upward adjustments to current owners' equity based on stock price performance
- Equity allocations with long-term vesting for key employees
- Restrictive covenants for all employee equity owners

Multiple Growth Opportunities

- Drive growth of existing products
- Enhance sales and marketing efforts
- Expand into additional distribution channels
- Accelerate new products and strategies in development
- Capitalize on current and future market dislocations

(1)	Financial information forthcoming upon completion of GAAP financial statements. Prior to these filings, ZAIS reported under the modified cash basis of accounting.

Disciplined investing in specialized credit to consistently capture liquidity-complexity premiums

Team	- Founded in 1997 by Christian Zugel, former senior executive at J.P. Morgan 125 employees, including 50 investment professionals [1] 21 senior team members average over 20 years of industry experience
Platform	- Headquartered in Red Bank, New Jersey, with operations in London and Shanghai - Experience managing assets and risk across multiple market cycles - Track record of opportunistically capitalizing on market trends and dislocations - ZAIS Opportunity Fund ranked as #1 hedge fund in 2011 and 2012; ranked #15 in 2013 [2] - Comprehensive internal controls to support high quality compliance and risk management
Investment Strategies	- Mortgages: Agencies, RMBS, CMBS, residential whole loans - Corporate debt: CLOs, single name credit, leveraged loans, synthetics
Investment Vehicles	- Commingled funds - Separately managed accounts - ZAIS Financial Corp. (NYSE: ZFC), a public mortgage REIT - Structured vehicles
Investment Process	- Source, select, structure and manage investments with embedded liquidity-complexity premiums - Top-down sector allocation coupled with bottom-up investment selection - Supported by proprietary analytics platform - Portfolios designed to perform well across a range of macro-economic scenarios or capitalize on specific market opportunities

(1)   As of June 30, 2014.
(2)   Source: Barron's Top 100 Hedge Funds. Based on three year compounded annual returns. Includes funds with at least $300 million in assets and does not include single sector or country funds.

ZAIS Specialized Credit Composite [1]

Growth of a Dollar



ZAIS Specialized Credit Strategy — JPM HY — S&P 500

Annualized Total Returns

	ZAIS Specialized Credit Composite [1]	J.P. Morgan Domestic High Yield Index	+ / -
1-Year	10.60%	12.43%	-1.82%
3-Year	13.72%	10.23%	3.50%
5-Year	25.28%	14.67%	10.61%
7-Year	4.30%	9.31%	-5.01%
Since Inception [2]	14.84%	9.77%	5.08%

Annual Total Returns

	ZAIS Specialized Credit Composite [1]	J.P. Morgan Domestic High Yield Index	+ / -
2014 YTD [3]	4.74%	5.73%	-0.99%
2013	9.79%	8.24%	1.56%
2012	26.72%	15.39%	11.33%
2011	10.50%	6.96%	3.53%
2010	36.70%	14.73%	21.97%

Please refer to following page for corresponding notes.

(1)   The ZAIS Specialized Credit Composite ("ZAIS Composite" or "Composite") includes 29 separately managed accounts, funds of one and commingled funds that are managed for a broad range of specialized credit mandates, varying in size.   The ZAIS Composite includes accounts that are managed similarly to, and have similar targeted assets as, the mix of assets envisioned for recent broad structured credit mandates, including an active mandate managed for an institutional client. For potential broad structured credit mandates, we would opportunistically invest in non-agency RMBS, CLO mezzanine tranches, CLO equity tranches and, selectively, CMBS. As such, we excluded from the Composite those ZAIS managed funds and accounts that currently invest in other assets (e.g., senior CLO tranches, residential whole loans, agency IOs, etc.), structured product vehicles managed by ZAIS, ZAIS Financial Corp. (a mortgage REIT), and funds and managed accounts where ZAIS assumed management of the vehicles from prior managers. Since monthly performance information was not required for Matrix I and Matrix II funds, we did not include these funds in the ZAIS Composite (Matrix I net IRR was 11.87%; Matrix II-A net IRR was 17.64%; Matrix II-B net IRR was 6.13%). The ZAIS Composite is calculated by asset weighting the individual monthly returns of each component using the aggregated beginning-of-period capital balances and external cash flows as if the composite were one portfolio. The Composite's Year-to-Date net returns are considered time-weighted since they are the cumulative result of compounding all monthly net return results. The ZAIS Composite return results: (i) are not a guarantee, prediction, or indicator of future returns; future investors could make a lesser profit or could incur substantial losses; (ii) are net of accrued management fees, incentive fees/allocations, if any, and foreign currency translation gains and losses; (iii) are based on capital activity for both fee paying and non-fee paying investors; (iv) reflect a mix of active and liquidated vehicles; (v) reflect the reinvestment of dividends, interest and earnings; (vi) treat client directed intra-month cash flows, if any, in separately managed accounts as if inflows occurred at the start of the month and outflows at the end of the month for purposes of calculating monthly returns; (vii) treat redemption or withdrawal charges of redeeming or withdrawing investors that were retained in the fund for the benefit of remaining investors as profit to the remaining investors (this increase in capital for remaining investors are not treated as profits under U.S. generally accepted accounting principles ("GAAP")); and (viii) treat capital activity during July 2006 to November 2006 in one vehicle as if all the activity occurred in the month of November 2006 because the vehicle was ramping up during that time period. A structured product industry standard performance benchmark does not exist. As a result, there is no exact data point against which ZAIS can compare its performance. ZAIS does, however, closely monitor several sources of data to assess its performance relative to indices composed of relevant, if not identical, assets, including the J.P. Morgan Domestic High Yield Index (the "JPM HY"), ABX, PrimeX, CMBX and various proprietary dealer constructed indices. These indices each contain strengths and weaknesses.   We have benchmarked the ZAIS Composite against the JPM HY mainly because of the relevance of the asset class and the fact that the index has been in existence for a period predating the inception of the Composite. Over shorter holding periods, tracking error relative to the proposed benchmark could be quite significant.

(2)   From February 2002 to June 2014.

(3)   As of June 30, 2014.

Assets Under Management

AUM by Strategy [1]



- Corporate
- Mortgage
- Structured Vehicle
- Other

AUM by Investor Type [1,2]



- Insurance Company
- Corporate Pension
- Public Pension
- Bank
- Fund of Funds
- Other

AUM by Vehicle Type [1]



- Managed Account / Fund of One
- Structured Vehicle
- Master Fund
- Public REIT

(1) As of June 30, 2014.

(2) Percentages are subject to change. The above graph is based on a denominator of approximately $4 billion which includes various funds and vehicles. The graph excludes non fee-payer investments, investments in ZAIS Financial Corp., a publicly traded mortgage REIT that completed its initial public offering in 2013, and some structured vehicles in which ZAIS does not know the identity or type of investor, as this information is only available for related ownership interests that are traded in secondary markets. Accordingly, the above investor breakdown may not reflect all clients of and investors in vehicles managed by ZAIS.

Disciplined top down sector allocation coupled with differentiated bottom up security / investment selection


TOP DOWN
Macro Views / Investment Themes
Investment Committee
Investment strategy
Thesis development
Sector focus
Allocation decisions
Robust Infrastructure
Proprietary Analytics Platform
Credit Security Selection
Mortgages
Corporate Debt
Commercial
CLOs
Single Name Credit
Residential
Synthetics
Leveraged Finance
Agencies / Credit Trading Strategies
Portfolio Managers select securities and investments and manage exposure with analyst support, and risk and asset management oversight
BOTTOM UP

Flexible and Opportunistic Investment Platform [1]

Proven track record of investing across the credit spectrum through a variety of vehicles to capitalize on observed opportunities
Please refer to Exhibit C for further details regarding investment products and corresponding performance statistics

Timeframe	Observation	ZAIS Investment Strategy	Product	Result
1998 – 2007	Major losses incurred by investors using short-term financing to buy long-term assets	Create CDOs; issue term financing and purchase quality, diversified credits	ZING Series (CDOs)	CDO tranches performed through market volatility
2006 – 2007	Residential mortgage securitizations priced aggressively Homeowners beginning to miss mortgage payments	Short consumer credit assets given overlending Long corporate credit exposure	RMBS Short Overlay Strategy	Delivered attractive net investment gains during housing decline [2]
2008	Attractive assets available at significant discounts after deep sell-off in market	Buy and hold quality RMBS and whole loans	Matrix VI-Series SerVertis	Delivered attractive investment gains during housing recovery
2009	Opportunity to purchase management contracts for several funds from distressed seller	Purchase advisory contracts at nominal price; earn management fees; manage assets through recovery to recoup value for investors	Zephyr Recovery Funds	Delivered full return of investor capital plus attractive, relative returns
2010 – Today	Low credit yields Tight credit spreads Improving economy	Leverage analytics to outperform through security selection Launch new initiatives	Separately Managed Accounts Leveraged Finance / Corporate CLOs	Delivering attractive relative returns

(1)   The selected examples included here do not include all funds and accounts managed by ZAIS. These examples are provided to illustrate ZAIS's recognition of and execution on selected opportunistic investment strategies across different sectors and with different investment vehicles. While these examples reflect successful trading, not all trades are successful and profitable.

(2)   Gains on RMBS short positions exceeded losses suffered in subordinate positions in synthetic CLOs.



Outstanding Team | **Robust Infrastructure** | **Proven Track Record**

Significant Experience Combined with Proprietary Analytics

Enhance Sales and Marketing Efforts
Expand into Additional Distribution Channels

Broad Specialized Credit Mandate

- Outstanding investment performance record
- Opportunistic capital allocation across structured and other illiquid credit investments

Separately Managed Accounts / Customized Solutions

- Significant capacity
- Expand customized investment accounts
- Develop broader institutional investor base

Leveraged Finance / Corporate CLOs

- Purchase and securitize pools of diversified, high quality corporate loans
- Use regular new issuances to compound asset base
- 2 CLOs priced YTD in 2014 and 1 in the warehouse phase

	Current Market Observations	ZAIS Investment Strategy	Status	Targeted Economics [1]
Residential Mortgage Conduit Business	Constrained mortgage lending environment Good borrowers unable to obtain loans	Flow process for acquiring newly originated mortgage loans from multiple sources Hold, sell or securitize new mortgages	Web-based sourcing platform in place Experience implementing newly originated mortgage loan program for another ZAIS managed vehicle [3]	$50-$100m equity allocation $1m equity → $4-$6m of loans 0.50% sourcing fee [2] 0.75% management fee [4] Net interest income Returns on retained equity
Commercial Real Estate CLOs	Large wave of refinancing on the horizon Shortage of bridge financing	Originate, invest in and securitize bridge loans	Infrastructure and experienced personnel in place Plans to build out team	$30-$60m equity allocation $1m equity → $2-$4m of loans 1.0% origination fee [2] 1.0% management fee [2] Returns on retained equity
Credit and Credit Derivatives Trading	Banks exiting credit and credit derivatives trading activities	Seed investment fund to capitalize on inefficiencies Raise 3rd party capital in fund	Capital from HF2 may be deployed immediately in existing investment strategies Develop new strategies and models as necessary Open fund to third party investors	$50-$100m equity allocation Management and incentive fees on 3rd party capital [2] Returns on retained equity

(1) Targeted economics do not represent actual results. There is no assurance that the targeted economics will be achieved. Based on HF2 investment of $175 million, subject to adjustment based upon HF2 stockholder redemptions, other closing adjustments and the current market opportunities.
(2) Charged on assets.
(3) ZAIS is the investment advisor for ZAIS Financial Corp., a mortgage REIT listed and traded on the New York Stock Exchange.
(4) Charged on equity.

HF2	▪ Approximately 73% ownership in ZAIS held following closing [1]
	▪ 100% of HF2 capital retained to drive strategic growth initiatives
	▪ Alignment of interests with current owners and key employees of ZAIS

Current ZAIS Owners	▪ Current owners' retained equity interests ("Units") exchangeable into 7,000,000 public shares (approximately 22% ownership)
	▪ Two-year lockup with annual liquidity limits thereafter
	▪ Opportunity for current owners to receive additional Units exchangeable into up to 2,800,000 public shares
	▪ Linked to growth in stockholder value

Key Employees	▪ Initial Units exchangeable into 1,600,000 public shares (approximately 5% ownership)
	▪ Subject to two-year cliff vesting period
	▪ Two-year lockup with annual liquidity limits thereafter
	▪ Opportunity for key employees to receive additional Units exchangeable into up to 5,200,000 public shares
	▪ Linked to growth in stockholder value

Timing and Approvals	▪ HF2 stockholder approval required
	▪ HF2 stockholders may redeem public shares for $10.50
	▪ ZAIS may terminate if HF2 delivers less than $100 million
	▪ Closing anticipated in January 2015

Post-Closing Operation	▪ ZAIS team will assume leadership of the combined company
	▪ New slate of public company directors will be nominated
	▪ Continuation of NASDAQ listing is anticipated
	▪ Super-voting Class B Common Stock will be controlled by Christian Zugel, ZAIS's founder

(1)   Indirectly through ZAIS Group Parent, LLC. Assumes no HF2 stockholder redemptions and no other closing adjustments.

All figures in millions, except per share amounts or as noted otherwise

Ownership [1]

	Following Closing		Post-Additional Issuances	
	#	%	#	%
Current HF2 shareholders	23.6	73.3%	23.6	58.7%
Current ZAIS owners	7.0	21.7%	9.8 [3]	24.4%
ZAIS employees	1.6 [2]	5.0%	6.8 [3]	16.9%
Total	32.2	100.0%	40.2	100.0%

Structure for Additional Issuances [1]

	Additional Units	Total Value per HF2 Share [4]	% Increase in Individual HF2 Share Value [5]	Additional Units as % of Increase in Total Shareholder Value [6]
Tranche 1	2.0	$ 12.50	19%	28%
Tranche 2	2.0	$ 15.00	20%	26%
Tranche 3	2.0	$ 18.00	20%	25%
Tranche 4	2.0	$ 21.50	19%	24%

(1) Assumes no HF2 stockholder redemptions and no other closing adjustments.
(2) Up to 1,600,000 Units to be issued to key employees following closing, which are subject to a two-year cliff vesting period. Unvested Units do not participate in distributions and will be cancelled upon employees' termination for any reason.
(3) Assumes issuance of 8,000,000 Units (maximum issuable).
(4) Equal to the sum of (i) the average closing price during the 20 trading day period ending on any measurement date and (ii) the cumulative dividends paid between the closing and the beginning of such 20 trading day period.
(5) Measured from previous tranche. Tranche 1 assumes $10.50 per share for basis of calculation.
(6) Assumes price per share is equal to Total Value per HF2 Share. Actual price per share would be equal to Total Value per HF2 Share at each tranche less the cumulative dividends paid between the closing and the point at which the corresponding tranche is achieved.

ZAIS Group, LLC
☑ High quality specialized credit investment management firm
☑ Outstanding management team with strong institutional reputation
☑ Proven investment skill and track record
☑ Excellent client base
☑ Robust and scalable platform
☑ Attractive and growing asset class
☑ Specifically identified growth initiatives
☑ HF2's capital retained to drive revenue and profitability growth
☑ Long-term management commitment
☑ Alignment of interests
☑ Ability and desire to operate a public company
☑ Attractive valuation for public stockholders

Exhibits

ZAIS Team

| **Christian Zugel** | *Founder & Chief Investment Officer (17 Years at ZAIS)* |



Mr. Zugel currently serves as Chief Investment Officer of ZAIS and is also Chairman of the firm's Management Committee. Prior to founding ZAIS in 1997, Mr. Zugel was a senior executive with J.P. Morgan Securities Inc., where he led J.P. Morgan's entry into many new trading initiatives. At J.P. Morgan, Mr. Zugel also served on the Asia Pacific management-wide and firm-wide market risk committees. Mr. Zugel also currently serves as Chairman of ZAIS Financial Corp. Mr. Zugel received a Masters in Economics from the University of Mannheim, Germany.

| **Michael Szymanski** | *President (6 Years at ZAIS)* |



Mr. Szymanski currently serves as President of ZAIS and member of ZAIS's Management Committee. Prior to joining ZAIS, Mr. Szymanski was Chief Executive Officer of XE Capital Management, LLC, an investment management firm specializing in structured products, from 2003 to 2008. Prior to that, Mr. Szymanski was Chief Financial Officer of Zurich Capital Markets, a subsidiary of Zurich Financial Group, from 2000 to 2002. Prior to that, Mr. Szymanski was a Vice President in the Bank and Insurance Strategies Group of Lehman Brothers from 1997 to 2000, providing capital markets structuring and advisory services to financial institutions and corporations. Prior to that, Mr. Szymanski spent nine years at Ernst & Young LLP advising financial services clients, leaving as a Senior Manager in the Capital Markets / M&A Advisory Group in New York. Mr. Szymanski also currently serves as President and Chief Executive Officer of ZAIS Financial Corp. Mr. Szymanski is a CPA and received a B.A. in Business Administration with a concentration in Accountancy from the University of Notre Dame and an M.B.A. with a concentration in Finance from New York University's Stern School of Business. Mr. Szymanski serves on the Board of Directors of the National Stock Exchange (NSX) as Chairman of the Audit Committee.

ZAIS Team

Name	Title	Years of Industry Experience	Years at ZAIS	Prior Experience
Glenn Boyd	Chief Investment Strategist	15	4	Barclays; Paine Webber / UBS; Credit Suisse
Don Choe	Chief Technology Officer	24	5	Barclays; Lehman Brothers
William Connors	Portfolio Manager	21	2	Battleground Capital Management; Ore Hill Partners; W.R. Huff
Denise Crowley	Portfolio Manager	18	17	J.P. Morgan
Marc Galligan	Chief Risk Officer	36	6	Bear Stearns; First National Bank of Boston; Chase Manhattan Bank
Brian Hargrave	Portfolio Manager	15	5	Lehman Brothers
Kenneth Harmonay	Research	26	2	Battleground Capital Management; W.R. Huff
Vincent Ingato	Portfolio Manager	31	1	CVC; Apidos Capital; Fuji Bank; Mizuho Financial Group; Wells Fargo
Paul McDade	Chief Financial Officer	28	5	XE Capital Management; Zurich Capital Markets; J.P. Morgan; Reliance Group; PwC
Jeffrey Mudrick	Portfolio Manager	21	2	G2 Investment Group; Citigroup; Lehman Brothers; Federated
Rick Nicklas	Portfolio Manager	21	6	Lehman Brothers; Donaldson, Lufkin & Jenrette
Ann O'Dowd	Chief Administrative Officer	20	14	Drexel Morgan; Salomon Brothers
Cara Roche	Portfolio Manager	10	10	
Mark Russo	Assistant General Counsel	10	7	Thacher Proffitt & Wood
Issam Samiri	Portfolio Manager	10	4	Crédit Agricole CIB; Lehman Brothers; Calyon
Julian Schickel	Managing Director	10	4	Glencore International; Lehman Brothers
Karen Shapiro	Chief Compliance Officer	31	1	Millennium Management LLC; Prudential; Fried Frank; SEC Staff
David Stehnacs	Portfolio Manager	13	13	
Howard Steinberg	General Counsel	44	3	McDermott, Will & Emery; Prudential; Reliance Group; Dewey Ballantine

Robust Corporate Infrastructure (1)


Christian Zugel
Founder & Chief Investment Officer
Michael Szymanski
President
Portfolio Management
Team Members:
US: 30
UK: 1
SH: 20
Client Relations
Jennifer Lakefield
Steven Tholen
Julian Schickel (2)
Managing Directors
Team Members: (3)
US: 8
UK: 2
Technology & Analytics
Don Choe
Chief Technology Officer
Team Members: (3)
US: 13
SH: 11
Global Risk Management & Middle Office
Marc Galligan
Chief Risk Officer
Team Members: (3)
US: 6
UK: 1
SH: 8
Legal & Compliance
Howard Steinberg
General Counsel
Mark Russo
Assistant General Counsel
Karen Shapiro
Chief Compliance Officer
Team Members: (3)
US: 7
UK: 1
Finance, Accounting & Human Resources
Paul McDade
Chief Financial Officer
Team Members: (3)
US: 14
UK: 1
SH: 2

(1) As of June 30, 2014.
(2) Employed by ZAIS Group (UK) Limited.
(3) Team members include individuals named above.

17

Deep Investment Team with Broad Expertise [1]



(1)   As of June 30, 2014.
(2)   Team members include individuals named above.

Exhibit C

ZAIS Investment Performance – *Corporate Credit Funds* [1,2]

Overview of Corporate Credit Funds

- From 2000 to 2003, ZAIS formed the Matrix series of funds (I, II, III and IV)
  - Private vehicles with finite investment periods
  - Primarily focused on distressed CDO securities across the capital structure
- In 2007, ZAIS formed the Zephyr series of funds
  - Private vehicles with finite investment periods
  - Primarily focused on CLO mezzanine and equity tranches
- Since 2007, ZAIS has developed a variety of managed accounts and funds of one
  - Focus varied based on individual clients' risk and return objectives

Inception	End Date	Fund	Strategy	Description	Total Capital Drawn (mm) [3]	Total Capital Returned (mm) [3,4]	NAV (mm) [5]	Net IRR [6]	JPM HY [7]
Sep-00	Dec-06	Matrix I [8]	CBO Mezz	Commingled Fund	$ 147.8	$ 226.5	$ - [9]	11.87%	8.68%
Apr-01	Dec-06	Matrix IIA [8]	CBO Mezz	Commingled Fund	$ 56.3	$ 102.0	$ - [9]	17.64%	9.79%
Apr-01	Dec-06	Matrix IIB	CBO Mezz	Commingled Fund	$ 27.7	$ 34.2	$ - [9]	6.13%	9.79%
Feb-02	Dec-06	Matrix IIIA [8]	CLO Mezz / Equity	Commingled Fund	$ 126.9	$ 346.5	$ - [9]	49.64%	11.01%
Feb-02	Dec-06	Matrix IIIB [8]	CLO Mezz / Equity	Commingled Fund	$ 38.9	$ 84.7	$ - [9]	31.70%	11.01%
Oct-03	May-05	Matrix IV	CLO Senior	Commingled Fund	$ 100.0	$ 133.9	$ - [9]	32.82%	8.92%
Oct-07	May-14	ZAIS Zephyr A-1, LTD	CLO Mezz / Equity	Fund of One	€ 28.5	€ 48.5	€ - [9]	12.19%	9.66%
Oct-07	Open	ZAIS Zephyr A-2, LTD	CLO Mezz / Equity	Commingled Fund	$ 45.0	$ 67.4	$ 0.1	10.52%	9.78%
Oct-07	Jul-11	ZAIS Zephyr A-3, LTD	CLO Mezz / Equity	Fund of One	€ 10.0	€ 13.5	€ - [9]	9.10%	9.42%
Oct-07	Open	ZAIS Zephyr A-4, LLC	CLO Mezz / Equity	Commingled Fund	$ 25.0	$ 39.9	$ 0.1	10.53%	9.78%
Dec-07	Open	Insurance Company	CLO Mezz	Managed Account	$ 166.5	$ 125.5	$ 89.3	5.69%	10.36%
Jul-09	Feb-11	Lubeck II-A	CLO Senior	Fund of One	$ 80.0	$ 104.9	$ - [9]	24.21%	22.08%
Apr-10	Apr-13	Lubeck II-C	CLO Senior	Fund of One	$ 70.0	$ 72.7	$ - [9]	1.65%	11.60%
Apr-10	Jun-13	Empiricus A	CLO Mezz / Equity	Fund of One	$ 16.0	$ 18.9	$ - [9]	13.36%	9.86%
Aug-10	Open	Empiricus B-B [10]	CLO Mezz / Equity	Fund of One	$ 40.0	$ 0.2	$ 52.7	13.63%	11.41%
Mar-12	Open	Pension Fund	CLO / RMBS / CMBS	Managed Account	$ 168.6	$ -	$ 181.3	10.09%	11.02%

Please refer to following page for corresponding notes.

Exhibit C

Notes: ZAIS Investment Performance – *Corporate Credit Funds*   HF2 FINANCIAL MANAGEMENT INC.

(1)   All amounts are as of June 30, 2014. The funds and managed accounts included represent private equity-style funds and managed accounts managed by ZAIS focused predominantly on investing in CLOs. The funds and managed accounts exclude certain private equity-style funds focused on investments in CLOs in which ZAIS assumed asset management responsibilities from a prior manager and certain structured vehicles (i.e. CDOs) that contained CLO exposure for which ZAIS served as the collateral manager. The performance of the ZAIS Opportunity Fund is not included because it has a broad mandate although historically has invested predominantly in CLOs.

(2)   Past performance is not a guarantee, prediction or indicator of future returns and no representation is made that any investor will or is likely to achieve results comparable to those shown or will make any profit or will be able to avoid incurring substantial losses.

(3)   Amounts reflected herein are from inception through June 30, 2014 for all investors (including those investors that have fully redeemed or withdrawn).

(4)   Includes operating distributions, redemptions and withdrawals. Redemptions and withdrawals are net of incentive fees/allocations, if any, management fees and redemption penalties paid by the investor, if any.

(5)   Reflects the net asset values (after the deduction of accrued management fees and incentive fees/allocations, if any) as of June 30, 2014.

(6)   IRRs are computed in accordance with each fund's / managed account's documents on a net basis. For existing funds and managed accounts, IRRs have been calculated for the period from inception through June 30, 2014 for investors remaining in the funds or managed accounts as of June 30, 2014, which are subject to management fees and incentive fees/allocations, if any. For liquidated funds, IRRs have been calculated for the period from inception through the liquidation date for all investors that were subject to management fees, incentive fees/allocations, if any, and certain fund expenses (if applicable) while the fund was in existence.

(7)   The JP Morgan Domestic High Yield Index (the "JPM HY") is referred to only because it represents an index typically used to gauge the general performance of U.S. high yield bond market performance. The use of this index is not meant to be indicative of the asset composition or volatility of the portfolio of securities held by the funds, which may or may not have included securities which comprise the JPM HY and which may hold considerably fewer than the number of different securities that make up the JPM HY. As such, an investment in the funds should be considered riskier than an investment in the JPM HY. The JPM HY returns have been provided for the period from inception of the respective fund through June 30, 2014 or the termination of the respective fund where applicable.

(8)   The functional currency of the funds is United States Dollars ("USD"). Euro denominated notes were issued by the funds to its investors. The Capital Drawn and Capital Returned were converted to USD at the effective spot rates ("USD Equivalent"). The IRR reflects the performance of the fund and was computed based on the USD equivalent of the capital drawn from and returned to the investors.

(9)   Liquidated prior to June 30, 2014.

(10)   Represents Strategy B of the Empiricus B Fund.

Exhibit C

ZAIS Investment Performance – *RMBS Funds & Managed Accounts* [1,2]

HF2 FINANCIAL MANAGEMENT INC.

Overview of RMBS Funds and Managed Accounts

- In 2006, ZAIS formed the Matrix V series of funds
  - Private vehicles with finite investment periods
  - Primarily focus on CLOs, CDO securities and RMBS assets and predominantly subordinate and distressed credit
- In late 2007, ZAIS formed the Matrix VI series of funds
  - Private vehicles with finite investment periods
  - Long-only, unlevered strategy to capitalize on market dislocation and leverage unwind in mortgage securities sector
- In 2012 and 2013, ZAIS formed several funds that employ predominantly long strategies focused on opportunities in the RMBS sector, as well as, in some instances, utilize explicit leverage and derivative instruments to mitigate risk

Inception	End Date	Fund	Strategy	Description	Total Capital Drawn (mm) [3]	Total Capital Returned (mm) [3,4]	NAV (mm) [5]	Net IRR [6]	ABX. HE [9] 06-1 AAA	07-1 AAA
				MATRIX V FUNDS						
Jul-06	Dec-12	Matrix V-C	RMBS / CLO / ABS CDOs / Shorts	Fund of One	$ 182.5	$ 308.1	$ - [7]	15.63%	-0.46%	NA
Nov-06	Dec-12	Matrix V-A	RMBS / CLO / ABS CDOs	Commingled Fund	$ 143.6	$ 120.3	$ - [7]	-5.10%	-0.48%	NA
Nov-06	Dec-12	Matrix V-B	RMBS / CLO / ABS CDOs	Commingled Fund	$ 103.0	$ 86.5	$ - [7]	-5.63%	-0.48%	NA
				DISTRESSED NON-AGENCY RMBS FOCUSED FUNDS & RELATED ACCOUNTS						
Sep-07	Dec-12	Matrix VI-C	RMBS	Fund of One	$ 276.7	$ 329.0	$ - [7]	6.45%	-0.16%	-10.63%
Jan-08	Dec-12	Matrix VI-A	RMBS	Commingled Fund	$ 232.7	$ 312.8	$ - [7]	9.87%	0.42%	-6.87%
Jan-08	Dec-12	Matrix VI-B	RMBS	Commingled Fund	$ 111.2	$ 145.9	$ - [7]	13.51%	0.42%	-6.87%
Jan-08	Sep-10	Matrix VI-D	RMBS	Fund of One	$ 75.0	$ 87.9	$ - [7]	8.75%	-3.25%	-17.28%
Jan-08	Dec-12	Matrix VI-F	RMBS	Commingled Fund	$ 108.9	$ 144.6	$ - [7]	8.45%	0.42%	-6.87%
Mar-08	Sep-10	ZAIS CL	RMBS	Commingled Fund	$ 116.9	$ 132.4	$ - [7]	7.64%	-25.32%	-8.51%
Apr-08	Dec-12	Matrix VI-I	RMBS	Fund of One	$ 75.1	$ 106.6	$ - [7]	10.63%	0.53%	-4.64%
May-09	Nov-12	Managed Account #2	RMBS	Managed Account	$ 25.0	$ 38.4	$ - [7]	19.08%	8.96%	17.44%
Sep-09	Feb-11	Managed Account #4	RMBS	Managed Account	$ 50.0	$ 61.5	$ - [7]	20.75%	10.39%	31.98%
Mar-10	Jun-12	Managed Account #1	RMBS	Managed Account	$ 19.5	$ 23.1	$ - [7]	9.36%	2.01%	-0.63%
Mar-12	Dec-13	ZAIS Mortgage Securities	RMBS	Fund of One	$ 172.2 [8]	$ 211.0 [8]	$ - [7]	17.24%	4.04%	23.38%
Jun-09	Open	Managed Account #3	RMBS	Managed Account	$ 40.0	$ 15.0	$ 45.9	17.58%	7.24%	21.94%
May-13	Open	Managed Account #5	RMBS With Overlay	Managed Account	$ 125.0	$ -	$ 133.1	5.62%	-0.11%	18.55%
Apr-12	Open	2012 Managed Account	RMBS With Overlay	Managed Account	$ 71.3	$ 32.0	$ 55.8	13.06%	4.64%	33.63%
Jul-12	Open	INARI Fund	RMBS With Overlay	Fund of One	$ 300.0	$ -	$ 353.2	10.14%	3.49%	28.75%

Please refer to following page for corresponding notes.

Exhibit C

Notes: ZAIS Investment Performance – *RMBS Funds & Managed Accounts* HF2 FINANCIAL MANAGEMENT INC.

(1)   All amounts are as of June 30, 2014. The funds and managed accounts included represent all private equity style funds and managed accounts managed by ZAIS focused on investing in non-agency RMBS. The funds and managed accounts exclude certain private equity style funds and managed accounts whose predominant investment thesis was the shorting of residential mortgage backed securities, certain structured vehicles (i.e., CDOs) that contained RMBS exposure for which ZAIS served as the collateral manager and certain private equity style funds focused on investments in residential mortgage loans. Additionally, ZAIS served as the investment adviser to a fund for which ZAIS assumed asset management responsibilities from a prior manager. As such, ZAIS did not include the return information for this fund in the table.

(2)   Past performance is not a guarantee, prediction or indicator of future returns and no representation is made that any investor will or is likely to achieve results comparable to those shown or will make any profit or will be able to avoid incurring substantial losses.

(3)   Amounts reflected herein are from inception through June 30, 2014 for all investors subject to and not subject to management fees and incentive fees/allocations, if any (including those investors which have fully redeemed or withdrawn).

(4)   Includes operating distributions and redemptions or withdrawals. Redemptions and withdrawals are net of incentive fees/allocations, if any, redemption or withdrawal penalties and certain fund expenses (if applicable) paid by the investor (if any). Amounts do not include distributions made to the general partner for payment of incentive allocations, if any.

(5)   Reflects the net asset values (after the deduction of accrued management fees and incentive fees/allocations, if any) as of June 30, 2014.

(6)   IRRs are computed in accordance with each fund's / managed account's documents on a net basis. For existing funds and managed accounts, IRRs have been calculated for the period from inception through June 30, 2014 for investors remaining in the fund or account as of June 30, 2014 which are subject to management fees and incentive fees/allocations, if any. For liquidated funds and managed accounts, IRRs have been calculated for the period from inception through the liquidation date for all investors that were subject to management fees and incentive fees/allocations and in the fund as of the liquidation date.

(7)   Liquidated prior to June 30, 2014.

(8)   Amounts do not reflect capital subscribed or redeemed resulting from transfers between accounts of this "Fund of One" which were reported as subscriptions or redemptions for the same amounts.

(9)   The ABX.HE.06-1 AAA Index and ABX.HE. 07-1 AAA (the "ABX index") is referred to only because it represents an index typically used to gauge the general performance of US subprime residential mortgage backed securities. The use of this index is not meant to be indicative of the asset composition or volatility of the portfolio of securities held by the funds, which may or may not have included securities which comprise the ABX Index, and which may hold considerably fewer than the number of different securities that make up the ABX Index. As such, an investment in the fund should be considered riskier than an investment in the ABX Index. The ABX Index returns have been calculated for the period from inception of the respective fund through June 30, 2014 or the termination of the respective fund where applicable. The ABX Index returns exclude the coupon payment and any applicable principal losses payable.

Exhibit C

ZAIS Investment Performance – *Residential Whole Loan Fund*

HF2 FINANCIAL MANAGEMENT INC.

Overview of SerVertis Master Fund I LP [1]

- SerVertis Master Fund I LP ("SerVertis" or the "Fund") was designed to capitalize on the dislocation in residential mortgage markets by acquiring distressed residential whole loans and improving the underlying loan performance through active asset management and servicing control
  - Managed by ZAIS with Green Tree Investment Management LLC acting as sub-advisor [2]
  - Closed in September 2008 with $1.45 billion of committed capital, of which 50% was drawn during the investment period

Assets & Return [3]

Net Asset Value ($mm) [4]	$	17.9
Leverage [5]		0.0x
Distributions ($mm) [6]	$	1,065
IRR to Date [7]		8.4%
Multiple of Capital [8]		1.4x

Capital Deployment & Returns

The TARP recapitalization of banks and limited asset sales by the FDIC severely constrained whole loan supply, leading the Fund to hold substantial cash positions early in its life. This "cash drag" is a major factor driving the underperformance of SerVertis relative to the underlying individual investment returns. Whole loan supply increased significantly in late 2010 and early 2011, allowing the Fund to draw down its cash position and put on a modest amount of leverage. Annual portfolio returns have increased from the mid-single digits to the mid-teens over this period.

Monthly Net Performance [3]

	Month													
Year	Jan	Feb	Mar	Apr	May [9]	June	July	Aug	Sep	Oct	Nov [9]	Dec	YTD [9]	ITD [9]
2008									-1.23%	0.04%	-2.78%	0.34%	*-3.62%*	*-3.62%*
2009	-0.42%	-1.17%	0.46%	0.47%	-0.26%	-0.51%	1.98%	0.92%	0.12%	0.32%	0.65%	0.30%	*2.88%*	*-0.84%*
2010	1.84%	0.13%	1.54%	0.92%	0.50%	0.34%	1.04%	0.46%	0.81%	-1.32%	1.34%	0.38%	*8.25%*	*7.34%*
2011	2.29%	-0.40%	0.33%	1.10%	0.36%	0.96%	0.30%	-0.60%	-2.33%	0.58%	0.40%	-0.18%	*2.76%*	*10.30%*
2012 [9]	2.33%	0.79%	0.22%	0.46%	0.25%	0.98%	0.76%	1.27%	0.84%	0.89%	2.05%	3.47%	*15.22%*	*27.10%*
2013 [9]	2.31%	3.38%	0.93%	0.92%	3.89%	-1.33%	1.66%	0.84%	0.38%	0.91%	1.16%	0.59%	*16.69%*	*48.31%*
2014	-0.34%	0.59%	0.79%	0.60%	-0.68%	-0.39%							*0.56%*	*49.14%*

Please refer to following page for corresponding notes.

Exhibit C

HF2 FINANCIAL MANAGEMENT INC.

Notes: ZAIS Investment Performance – *Residential Whole Loan Fund*

(1) Currently in wind down.

(2) Both ZAIS and Green Tree Investment Management LLC are jointly responsible for the investment decisions of the Fund. Therefore, performance should not be considered solely attributable to ZAIS.

(3) All monthly returns, inception to date returns and 2014 return information are unaudited. Returns reflect performance of the Fund and are net of fees (including accrued management fees and incentive distributions, if any) and expenses for both fee-paying and non fee-paying investors. The YTD and ITD returns represent the cumulative effect of compounding the monthly returns for the relevant time period. The returns of the Fund approximate the returns of its feeder funds (SerVertis Fund I Ltd. and SerVertis Fund I LP). Past performance is not a guarantee, prediction, or indicator of future returns and no representation is made that any investor will or is likely to achieve results comparable to those shown or will make any profit or will be able to avoid incurring substantial losses.

(4) Comprised of the consolidated net assets of the Fund.

(5) Calculated as repurchase liabilities (excluding accrued interest) divided by net asset value.

(6) Includes gross distributions made to all investors from inception through June 30, 2014 and has not been reduced for incentive distributions paid to ZAIS and Green Tree Investment Management LLC (as sub-adviser) of $68.8 million. Excludes amounts paid to investors for redemptions or withdrawals.

(7) The Fund's IRR is computed in accordance with the Fund's documents. The Fund's IRR reflects data for investors subject to management fees and incentive distributions and that were invested in the Fund as of June 30, 2014; calculated after the deduction of accrued management fees incentive distributions, if any.

(8) The Fund's net assets as of June 30, 2014 plus cumulative distributions paid to investors that were remaining in the Fund as of June 30, 2014 divided by drawn capital of investors that were remaining in the Fund as of June 30, 2014. The calculation includes both fee paying and non-fee paying investors.

(9) The Fund's returns for May 2012, November 2012 and November 2013 have been adjusted to account for an increase of capital resulting from redemption and withdrawal charges retained in the Fund for the benefit of the remaining investors. The Fund's returns based on GAAP income for these months were 0.12%, 1.97% and 1.16%, respectively. As a result, the Fund's 2012 and 2013 YTD returns on a GAAP basis were 14.97% and 16.69%, respectively, and the ITD returns as of December 31, 2012, December 31, 2013 and June 30, 2014, on a GAAP basis, were 26.82%, 47.98% and 48.81%, respectively.

Residential Mortgage Conduit Business	CRE CLO Business	Credit and Credit Derivatives Trading and Positioning

Opportunity
- Financial crisis significantly reduced availability of mortgage credit
- Fannie, Freddie and other government agencies continue to dominate origination landscape
- Regulation has increased the cost, complexity and required capital to originate and securitize residential mortgages

Strategy
- Create a platform to purchase residential mortgage loans from originators
- Create well defined eligibility criteria and consistent underwriting process
- Allocate new loans to existing or new commingled ZAIS managed vehicles
- Use ZAIS's equity capital to warehouse and securitize loans into structured vehicles

Credentials
- Significant infrastructure to evaluate and manage residential mortgage loans
  - Experienced 9-person team dedicated exclusively to residential mortgage loans
  - Enhanced proprietary systems for core loan data management, analytics and operations
- Proven mortgage credit expertise and operational capabilities

Implementation & Outlook
- Fully operational today with 2 approved sellers and 1 executed loan purchase agreement for another ZAIS managed vehicle [1]
- Capital from HF2 will enable ZAIS to pursue significant scale
- Ability to become significant private capital provider in mortgage origination

(1)   As of August 13, 2014. ZAIS is the investment advisor for ZAIS Financial Corp., a mortgage REIT listed and traded on the New York Stock Exchange.

25

ZAIS Growth Initiatives:
CRE CLO Business

Residential Mortgage Conduit Business	**CRE CLO Business**	Credit and Credit Derivatives Trading and Positioning

Opportunity	▪ Over $1 trillion of total commercial real estate loans due by the end of 2017 (1) ▪ Many will not qualify for traditional fixed rate term loans; will need bridge financing ▪ ZAIS anticipates a shortage of bridge financing since many participants have exited the market or reduced exposure significantly

Strategy	▪ Originate, invest in and securitize floating rate commercial real estate bridge loans
	  ▪ Focus on middle-market class A and B properties in primary and secondary markets
	  ▪ Finance through warehouse facility initially, then obtain long-term financing via CRE CLOs

Credentials	▪ Experienced CRE and CMBS team currently invests up and down the capital structure ▪ Significant track record of investing in CLOs and managing CLO warehouse risk ▪ Proprietary database and analytics to evaluate and manage commercial real estate loans
Implementation & Outlook	▪ Much of the infrastructure and personnel in place today; will add talent selectively to expand origination capabilities ▪ Intend to originate loans with warehouse financing and complete first CRE CLO transaction shortly thereafter

(1) Source: GreensLedge Capital Markets LLC, Maximus Advisors, Mortgage Bankers Association, Commercial Mortgage Alert.

ZAIS Growth Initiatives:
Credit and Credit Derivatives Trading and Positioning

Residential Mortgage Conduit Business	CRE CLO Business	**Credit and Credit Derivatives Trading and Positioning**

Opportunity	▪ Regulatory pressures will drive significant changes over the next several years ▪ Disintermediation of banks as liquidity providers ▪ Proprietary trading shifting away from banks ▪ Focus on expanding access to and liquidity of structured products via indexes, ETFs and anonymized electronic trading platforms
Strategy	▪ Begin trading credit and credit derivatives on a proprietary basis ▪ Shift across asset classes and employ multiple trading strategies to exploit market inefficiencies
Credentials	▪ Established and recognized proficiency in structured credit investing ▪ Robust infrastructure and technological capabilities ▪ Successful history of structuring and implementing complex investment strategies
Implementation & Outlook	▪ Capital from HF2 may be deployed immediately in existing investment strategies ▪ Will continue to refine existing models and software; develop new models as necessary ▪ Expect to launch a fund for third party investors